Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Aspen Technology, Inc.
We consent to the incorporation by reference in the registration statements (No. 333-128423, 333-169657 and 333-215818) on Form S-8 of Aspen Technology, Inc. (the "Company") of our reports dated August 8, 2018, with respect to the consolidated balance sheets of the Company as of June 30, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, stockholders' deficit, and cash flows for each of the years in the three-year period ended June 30, 2018, and the related notes (collectively, the “consolidated financial statements"), and the effectiveness of internal control over financial reporting as of June 30, 2018, which reports appear in the June 30, 2018 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Boston, Massachusetts
August 8, 2018